MoneyMart Assets, Inc.

Dryden Government Securities Trust
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

June 19, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Definitive Proxy Statements on Schedule 14A

To the Securities and Exchange Commission:

On behalf of MoneyMart Assets, Inc. and Dryden Government Securities Trust (each, a “Fund,” and collectively referred to as the “Funds”), pursuant to Regulation 14A under the Securities Act of 1934, transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”) are definitive proxy statements on Schedule 14A (the “Proxy Statement”) with respect to each of the Funds to be sent to shareholders of each respective Fund.

The Proxy Statement for each Fund was filed with the SEC in preliminary form on June 12, 2008.  Shareholders of each Fund as of June 13, 2008 will be requested to consider and act upon the following proposal (the “Proposal”) at joint special meetings (the “Meetings”) and to transact such other business as may properly come before the Meeting to be held on August 15, 2008 or any adjournment thereof:

To elect a Board of Trustees (Board of Directors) for the Fund

This letter is intended to respond to telephone comments given by Mr. Larry Green of the SEC staff (the “Staff”) to Mr. Jonathan Shain of Prudential Investments LLC on June 17, 2008.  Because the Proxy Statements for each Fund are substantially identical, the comments provided by Mr. Green are applicable to both Proxy Statements.  The Staff’s comments and Registrant’s responses are set forth below, and are applicable to both Proxy Statements.

1.             Comment

The Proxy Statement indicates that, in addition to mail solicitation, solicitation may also be made by telephone or facsimile.  To the extent that any solicitation is conducted by telephone or otherwise, the script(s) and other materials used in connection with the solicitation should be filed.

Response

The use of telephone or other methods of solicitation has not yet been determined, and will largely depend on the nature and degree of shareholder response to the initial mailing of the Proxy Statement.  If telephone or other solicitation methods are contemplated, any scripts or other solicitation materials will be filed with the SEC.

2.             Comment

The Proxy Statement should explicitly state that each nominee for election has consented to being named in the Proxy Statement.

Response

The requested disclosure will be added to the Proxy Statement.

3.             Comment

The Proxy Statement indicates that one of the reasons for electing a new Board of Trustees/Directors is “to increase the number of Independent [Trustees][Directors] in light of the requirements of the federal securities laws mandating that a majority of the members be independent.”  This statement may lead shareholders to believe that the proposed increase in the number of members of each Board is a function of the federal securities laws, when in fact the federal securities laws do not mandate the size of each Board.

Response

We will revise the sentence in the Proxy Statement to clarify that the federal securities laws do not mandate or otherwise specify the number of Board members that are required.

4.             Comment

In the section of the Proxy Statement that discusses the membership and functions of the Fund’s Nominating and Governance Committee, please indicate whether each member of the Committee is an independent or interested trustee/director.

Response

Requested revisions have been made.

5.             Comment

Several portions of the Proxy Statement appear to utilize all capital letters in the text.  The use of all capital letters is not favored, and the Proxy Statement should instead utilize bold, italics or other means of emphasizing text.

Response

We believe that the appearance of text entirely in capital letters was a function of the EDGAR conversion software that was utilized.  There is no intention to utilize all capital letters in any of the text of the Proxy Statement.  The EDGAR text will be revised so as to correct any text appearing entirely in capital letters.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) SEC staff comments or changes to disclosure in the Proxy Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Mr. Larry Green (SEC Staff)